UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Mr. Nanyan Zheng

c/o Keystone Lodging Holdings Limited

5C-11 TIT Creative Industry Zone

397 Xin Gang Middle Road

Guangzhou, Guangdong 510310

People’s Republic of China

+86 20 8399 5777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Karen Yan, Esq.

Latham & Watkins LLP

26th Floor, Two ifc

8 Century Boulevard

Shanghai 200120

People’s Republic of China

Fax: +86 21 6101 6001

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138205

1.		Name of Reporting Person Keystone Lodging Holdings Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 [1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 [1]
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person CO

1                                          Consists of (i) 3,608,295 ordinary shares and 5,957,996 high-vote ordinary shares of the Issuer directly held by Keystone Lodging Holdings Limited and (ii) 2,577,354 ordinary shares and 4,255,712 high-vote ordinary shares of the Issuer directly held by Plateno Group Limited. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

CUSIP No. 290138205

1.		Name of Reporting Person Plateno Group Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,833,066 [1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,833,066 [1]
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,833,066
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 9.5%
14		Type of Reporting Person CO

1                                          Consists of 2,577,354 ordinary shares and 4,255,712 high-vote ordinary shares of the Issuer directly held by Plateno Group Limited. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

CUSIP No. 290138205

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares and high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”) of eLong, Inc., a Cayman Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

Holders of ordinary shares and high-vote ordinary shares have the same rights except for voting rights. Each high-vote ordinary share is entitled to fifteen votes, and each ordinary share is entitled to one vote.

Item 2.	Identity and Background

(a)

This Statement is being filed jointly by Keystone Lodging Holdings Limited (“Keystone”), a company incorporated under the laws of the Cayman Islands, and Plateno Group Limited (“Plateno”), a company incorporated under the laws of the Cayman Islands (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 5C-11 TIT Creative Industry Zone, 397 Xin Gang Middle Road, Guangzhou 510310, the People’s Republic of China.

The officers and directors of Keystone and Plateno are set forth in Schedule A and are incorporated by reference in this Item 2.

(c)

Keystone is a holding company, which, through its various subsidiaries, engages in the hotel and lodging business in China. Plateno is an indirect subsidiary of Keystone, which is also a holding company in the hotel and lodging industry.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Keystone is a company incorporated under the laws of the Cayman Islands. Plateno is a company incorporated under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

On May 22, 2015, Expedia, Inc., Expedia Asia Pacific - Alpha Limited (the “Seller”), Ctrip.com International, Ltd., C-Travel International Limited, Luxuriant Holdings Limited, Keystone and Plateno entered into a share purchase agreement (the “Share Purchase Agreement”).

CUSIP No. 290138205

Pursuant to the terms of the Share Purchase Agreement, Keystone acquired for cash 9,566,291 Ordinary Shares, including 3,608,295 ordinary shares, par value $0.01 per share, and 5,957,996 high-vote ordinary shares, par value $0.01 per share, at an average price of US$14.6 per share for a total purchase price of US$140,000,000; and Plateno acquired for cash 6,833,066 Ordinary Shares, including 2,577,354 ordinary shares, par value $0.01 per share, and 4,255,712 high-vote ordinary shares, par value $0.01 per share, at an average price of US$14.6 per share for a total purchase price of US$100,000,000. The transaction closed on May 22, 2015 (the “Closing Date”).

The purchase price was funded by working capital of Keystone and Plateno, respectively.

Item 4.	Purpose of Transaction

Keystone and Plateno consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes.  Keystone intends to review continuously their position in the Issuer.  Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Keystone may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

On the Closing Date, Mr. Nanyan Zheng, who was designated by Keystone, was appointed by the Issuer to the Board.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) With respect to each of the Reporting Persons, the responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this Statement, Keystone beneficially owns 16,399,357 Ordinary Shares, including 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, representing an aggregate of 22.8% of the Issuer’s total outstanding Ordinary Shares; and Plateno beneficially owns 6,833,066 Ordinary Shares, including 2,577,354 ordinary shares and 4,255,712 high-vote ordinary shares of the Issuer, representing an aggregate of 9.5% of the Issuer’s total outstanding Ordinary Shares. Notwithstanding that Keystone and Plateno entered into the Share Purchase Agreement together with C-Travel International Limited and  Luxuriant Holdings Limited, and Keystone entered into the Right of First Refusal Agreement (as defined below in Item 6) with C-Travel International Limited, the Reporting Persons disclaim membership in a “group” as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in Ordinary Shares of during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 290138205

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference as if fully set forth herein.

On June 1, 2015, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”).  A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Right of First Refusal Agreement with C-Travel International Limited

Pursuant to the Right of First Refusal Agreement, during the period commencing on May 22, 2015 and ending on May 22, 2018 (the “Restricted Period”), subject to certain exceptions, Keystone may not transfer any of the Ordinary Shares acquired by it under the Share Purchase Agreement (the “Subject Shares”).  During the Restricted Period and subject to applicable laws, C-Travel International Limited will have a right of first refusal to, subject to certain procedural requirements, purchase all or any portion of the Subject Shares that Keystone or any of its Affiliates may propose to transfer, at the same price and on the same terms and conditions as those offered to the prospective transferee of the Subject Shares.  This agreement will terminate on May 22, 2018.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between the Reporting Persons on June 1, 2015.

99.2	Share Purchase Agreement by and among Expedia, Inc., Expedia Asia Pacific - Alpha Limited, C-Travel International Limited, Keystone, Plateno and certain other parties thereunder dated May 22, 2015.

99.3	Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone.

CUSIP No. 290138205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015

Keystone Lodging Holdings Limited	By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

Plateno Group Limited	By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director